Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated November 6, 2006

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   X

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by Statoil ASA on November 6, 2006, entitled "Building growth in the US Gulf of Mexico".

Building growth in the US Gulf of Mexico

Statoil (OSE:STL, NYSE:STO) and Anadarko Petroleum Corporation (NYSE:APC) have signed an agreement whereby Statoil will acquire two of Anadarko’s US Gulf of Mexico (GoM) discoveries and one prospect. Statoil will pay Anadarko USD 901 million.

The assets included in the transaction are the following:

  The Nexen-operated Knotty Head discovery in which Statoil will acquire a 25% working interest.
  The Chevron-operated Big Foot discovery in which Statoil will hold a 27.5% working interest, including the 12.5% acquired in a prior transaction.
  The Chevron-operated Big Foot North prospect in which Statoil will hold a 27.5% working interest, including the 12.5% acquired in a prior transaction.

"This deal is an excellent strategic fit with our deepwater GoM portfolio, building on our recent acquisition of assets from Plains," says Statoil’s president and CEO, Helge Lund.

In September this year, Statoil acquired working interests in Big Foot, Big Foot North and Caesar from Plains Exploration & Production (NYSE:PXP). These assets are located in the Greater Tahiti and Walker Ridge areas. The assets acquired from Anadarko are also in these areas.

"In less than two years we have developed a strong deepwater position in the GoM," Mr Lund underscores. "Our experience and strong technology base from the Norwegian continental shelf are great assets in tackling future developments in the GoM. We are a leading subsea operator and have a strong track record in increased oil recovery, which will add value in our GoM operations."

"We are well positioned in key deepwater areas, with working interest in 11 discoveries, including the current development of the Tahiti field," says Øivind Reinertsen, senior vice president for GoM activities. "With this acquisition, we’ll add an interesting new discovery to our portfolio and will gain a solid foothold in Big Foot and Big Foot North."

The Knotty Head discovery is close to the Chevron-operated Tahiti and Tonga discoveries, where Statoil holds a 25% working interest in both fields. It is also located close to the Shell-operated Caesar discovery, in which Statoil holds a 17.5% working interest.

Located in the same geological trend as Tahiti and Caesar, the Big Foot discovery lies in the Walker Ridge area near the Jack and St Malo discoveries operated by Chevron. Statoil holds a 25% working interest in Jack and a 6.25 % working interest in St Malo.

Pending field development solutions, Big Foot and Knotty Head are expected to be in production post 2010.

The transaction is expected to close in the first quarter of 2007, subject to applicable pre-emption rights of co-owners in the subject leases and other customary closing conditions. In lieu of a sale, the parties are discussing the possibility of a joint venture arrangement to effect the transaction.

For further information contact:

Press

Rannveig S Stangeland, public affairs manager, telephone +47 48 12 59 78/+47 51 99 26 42

Kjersti Torgersen, government and public affairs manager, Houston, +1 832 866 0031

Investor relations

Lars Troen Sørensen, senior vice president, telephone +47 90 64 91 44

Geir Bjørnstad, vice president, investor relations US, telephone +1 203 978 69 50

Forward-looking statements

Statements in this release relating to future plans, projects, events or conditions are forward-looking statements within the meaning of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 193. Forward-looking statements are those that do not state historical facts and are, therefore, inherently subject to risk and uncertainties. Actual results, including project plans, resource recoveries, timing, and capacities, could differ materially due to changes in long-term oil or gas prices or other market conditions affecting the oil and gas industry; adverse political events; reservoir performance; the outcome of commercial negotiations; potential liability resulting from pending or future litigations; wars and acts of terrorism or sabotage; changes in technical or operating conditions. We assume no duty to update these statements as of any future date.

STATOIL ASA (Registrant)
Dated: November 6, 2006	By:	/S/ Eldar Sætre Eldar Sætre Chief Financial Officer